EXHIBIT 12.1

Digital River, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

					Nine months
					ended
	Years ended December 31				September 30,
	2001	2002	2003	2004	2005
Net Income (Loss) from operations as reported	$(20,103)	$(916)	$16,298	$34,762	$47,879
Add: Fixed charges	137	165	235	2,094	2,279
Earnings as defined	(19,966)	(751)	16,533	36,856	50,158
Fixed charges	$137	$165	$235	$2,094	$2,279
Ratio of earnings to fixed charges (1)	—	—	70.5	17.6	22.0

(1) The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2001 through 2002 by amounts equal to the net loss for the period.